

Filtrona plc

31 August 2010

File No: 82-34882

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E
Washington, D.C. 20549
USA

SUPPL

Dear Sir/Madam

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 30 July 2010, when we last wrote to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

Yours faithfully

Victoria Ward
Personal Assistant

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

Filtrona plc. Registered Office: Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, United Kingdom. Registered in England No. 5444653
VAT Registered No GB 243 2909 58

File No: 82-34882

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	FILTRONA PLC
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	PENNANT CAPITAL MANAGEMENT, LLC
4. Full name of shareholder(s) (if different from 3.)	
5. Date of the transaction and date on which the threshold is crossed or reached:	5 AUGUST 2010
6. Date on which issuer notified:	9 AUGUST 2010
7. Threshold(s) that is/are crossed or reached:	6%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
	12,390,094	12,390,094	12,306,204	12,306,204		5.98%	

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights
12,306,204	5.98%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Patricia Kendall
15. Contact telephone number:	01908 359100

RECEIVED
2010 SEP -8 P 1:33

File No: 82-34882

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	FILTRONA PLC
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	PENNANT WINDWARD MASTER FUND, L.P. PENNANT WINDWARD FUND LTD
4. Full name of shareholder(s) (if different from 3.):	PENNANT WINDWARD MASTER FUND, L.P.
5. Date of the transaction and date on which the threshold is crossed or reached:	10 AUGUST 2010
6. Date on which issuer notified:	11 AUGUST 2010
7. Threshold(s) that is/are crossed or reached:	5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]	
			Direct	Direct	Indirect	Direct	Indirect
	10,298,422	10,298,422	9,876,472	9,876,472		4.80%	

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights
9,876,472	4.80%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Pennant Windward Master Fund, L.P. is the holder of all the shares and voting rights detailed at item 8.

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Patricia Kendall
15. Contact telephone number:	01908 359100

File No: 82-34882

RECEIVED
2010 SEP -8 P 1:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

26 August 2010

Filtrona plc

Results for the Half Year ended 30 June 2010

Filtrona plc ("Filtrona" or the "Company"), the leading international supplier of speciality plastic and fibre products, today announces its results for the half year ended 30 June 2010.

Half Year ended 30 June (Continuing operations)	2010	2009	% change	% change at constant exchange rates
Revenue	£247.6m	£227.7m	8.7%	7.1%
Adjusted operating profit[1]	£40.0m	£29.6m	35.1%	30.7%
Adjusted profit before tax[1]	£34.6m	£25.3m	36.8%	
Adjusted earnings per share[1]	11.3p	8.1p	39.5%	
Operating cash flow[2]	£25.1m	£30.7m	(18.2%)	
Interim dividend per share	3.0p	2.7p	11.1%	
Net debt	£106.0m	£118.9m	(10.8%)	
Operating profit	£38.5m	£22.8m	68.9%	
Profit before tax	£33.1m	£18.5m	78.9%	
Basic earnings per share	10.8p	5.0p	116.0%	

[1] *Before intangible amortisation (2009: before intangible amortisation and major restructuring costs).*
[2] *Adjusted operating profit before depreciation, share option expense and other non-cash items, less working capital movements, less net capital expenditure.*

Highlights

- Revenue growth of 8.7% with an increase in adjusted operating profit[1] of 35.1%.
- Significant increase in adjusted operating margin[1] to 16.2%, from 13.0%.
- Adjusted earnings per share[1] increase of 39.5% to 11.3p.
- Strong balance sheet with net debt of £106.0m (1.2 x EBITDA).
- Protection & Finishing Products: Strong revenue and margin recovery with adjusted operating profit[1] up 73.5%.
- Porous Technologies: Continued strength from new products and printer systems, with a 74.1% increase in adjusted operating profit[1].

- Coated & Security Products: Encouraging performance with increased margins and growth in the Payne authentication system.

- Filter Products: Continued resilience with focus on manufacturing efficiency and cost control delivering margin improvement.

- Interim dividend increased 11.1% to 3.0p.

Commenting on the results, Mark Harper, Chief Executive of Filtrona, said:-

"Filtrona achieved excellent results in the first half of 2010 following sustained investment in sales & marketing and research & development, allied to the implementation of significant cost reductions. These actions, together with a general improvement in many of our international served markets, enabled Filtrona to return to growth rapidly following the economic downturn.

"Looking ahead to the rest of the year, the Company expects to see a normal seasonal weighting in trading. Overall, the Board believes that Filtrona is well positioned to benefit from the current positive trading momentum and, despite uncertainty with regard to general economic conditions, expects that the Company will grow strongly in the second half of the year."

Enquiries

Filtrona plc
Mark Harper, Chief Executive
Steve Crummett, Group Finance Director
Tel: 01908 359 100

Financial Dynamics
Richard Mountain
Sophie McMillan
Tel: 020 7269 7291

Presentation

1. A copy of these results is available on www.filtrona.com.
2. A webcast of today's analyst presentation of these results will be available on www.filtrona.com by12 noon today.

Cautionary forward-looking statement

These results contain forward-looking statements based on current expectations and assumptions. Various known and unknown risks, uncertainties and other factors may cause actual results to differ from any future results or developments expressed or implied from the forward-looking statements. Each forward-looking statement speaks only as of the date of this document. The Company accepts no obligation to publicly revise or update these forward-looking statements or adjust them to future events or developments, whether as a result of new information, future events or otherwise, except to the extent legally required.

Notes to Editors

Filtrona plc is a leading international supplier of speciality plastic and fibre products. Further information can be found on the website www.filtrona.com.

Protection & Finishing Products
A global market leading provider of product protection and finishing solutions, manufacturing and distributing plastic injection moulded, dip moulded, adhesive-coated foam and metal products. Operating units in 14 countries serve a very broad base of customers with a rapid supply of primarily plastic products for protection and finishing applications in industries such as hydraulics, pneumatics, oil and gas, electrical controls, point of sale and tubular metal products.

Porous Technologies
The leading global technology developer and manufacturer of custom bonded fibre and hydrophilic foam components. Its components handle fluid and vapour and deliver high value and precision performance to many of the most well-known healthcare, consumer and industrial brand owners in the world. The components are used in a wide range of product applications including medical diagnostics and wound care, inkjet printer cartridges, writing instruments, and air fresheners.

Coated & Security Products
The global market leading producer of high quality self-adhesive tear tape and a growing supplier of labels, products and technologies for brand protection, document authentication, personal identification and track and trace. Customers in over 100 countries are served from facilities operating in six countries. The division also includes plastic profile extrusion activities in The Netherlands.

Filter Products
This division is the only global independent cigarette filter supplier. The 12 worldwide locations, including a UK-based research facility and three regional development centres provide a flexible infrastructure strategically positioned to serve the cigarette industry. The division supplies a wide range of value adding high quality innovative filters from monoacetate to multi-segment speciality filters with sophisticated adsorbent materials.

26 August 2010

Filtrona plc

Results for the Half Year ended 30 June 2010

Filtrona plc ("Filtrona" or the "Company"), the leading international supplier of speciality plastic and fibre products, today announces its results for the half year ended 30 June 2010.

Half Year ended 30 June (Continuing operations)	2010	2009	% change	% change at constant exchange rates
Revenue	£247.6m	£227.7m	8.7%	7.1%
Adjusted operating profit[1]	£40.0m	£29.6m	35.1%	30.7%
Adjusted profit before tax[1]	£34.6m	£25.3m	36.8%	
Adjusted earnings per share[1]	11.3p	8.1p	39.5%	
Operating cash flow[2]	£25.1m	£30.7m	(18.2%)	
Interim dividend per share	3.0p	2.7p	11.1%	
Net debt	£106.0m	£118.9m	(10.8%)	
Operating profit	£38.5m	£22.8m	68.9%	
Profit before tax	£33.1m	£18.5m	78.9%	
Basic earnings per share	10.8p	5.0p	116.0%	

[1] *Before intangible amortisation (2009: before intangible amortisation and major restructuring costs).*
[2] *Adjusted operating profit before depreciation, share option expense and other non-cash items, less working capital movements, less net capital expenditure.*

All references to "prior period" relate to 1 January to 30 June 2009

GROUP PERFORMANCE OVERVIEW

During the six months ended 30 June 2010 ("the period"), Filtrona performed substantially ahead of the Board's expectations and delivered strong results.

Revenue in the period increased by 8.7%, up 7.1% at constant exchange rates. The principal drivers of the revenue growth were the Protection & Finishing Products and Porous Technologies divisions which both benefited from the Company's sustained investment in sales & marketing and research & development and the general improvement in economic conditions. Revenue at constant exchange rates was up marginally in Coated & Security Products, but was down within the Filter Products division due primarily to challenging trading conditions in Europe.

The adjusted operating profit[1] of £40.0m was an increase of 35.1% over the prior period. Protection & Finishing Products and Porous Technologies both delivered exceptionally strong profit growth and

the performance of Coated & Security Products was encouraging given that the prior period had also benefited from non-recurring income of £0.7m. Filter Products was in line with the prior period at reported exchange rates.

The highest revenue growth rates were achieved in the higher margin divisions which generated a significant mix benefit. This, together with the impact of the cost management actions taken in the last quarter of 2008 and during 2009 to mitigate the effects of the recession, resulted in the operating margin increasing to 16.2%, up substantially by 320 basis points from 13.0% in the prior period.

During the past 12 months, Company headcount has reduced by 82 to 3,254 people and is 380 lower than in June 2008. Revenue per employee in the period of £76.9k represented an increase of 12.9 % versus the prior period at constant exchange rates.

In line with the growth in profits, adjusted earnings per share[1] increased by 39.5% to 11.3p (2009: 8.1p), whilst basic earnings per share increased by 116.0% to 10.8p (2009: 5.0p).

The Company's balance sheet remains strong and net debt reduced to £106.0m in the period. This net debt reduction was assisted both by the receipt of the latest instalment of the deferred consideration relating to the disposal of the Globalpack business in 2007 (£2.7m) and an £8.7m receipt from Saw Mill Capital LLC relating to the early settlement of the earn out from the sale of the North American Plastic Profile and Sheet business which completed in March 2009. Operating cash flow[2] was £25.1m (2009: £30.7m) reflecting both growth driven net capital expenditure of £9.3m and an increase in the working capital requirement of £17.3m, in line with the increase in Company revenue and demand.

The Company successfully completed an issue of Private Placement notes totalling US$160m in April 2010. The notes are of a 7 year and 10 year term (US$80m each), with fixed annual coupon rates of 5.37% and 5.91% respectively and provide a long-term funding platform for the Company.

As a result of the strong first half performance and the positive outlook for the Company for the remainder of the year, the Board has decided to increase the interim dividend to 3.0p per share, representing an 11.1% increase over the prior year interim dividend.

[1] *Before intangible amortisation (2009: before intangible amortisation and major restructuring costs).*
[2] *Adjusted operating profit before depreciation, share option expense and other non-cash items, less working capital movements, less net capital expenditure.*

OPERATIONAL REVIEW

Filtrona is a leading international supplier of speciality plastic and fibre products with four operating divisions; Protection & Finishing Products, Porous Technologies, Coated & Security Products, and Filter Products.

Filtrona is a global business with 3,254 employees based within a network of 29 principal manufacturing facilities, 41 sales & distribution operations and 6 research & development centres. Filtrona focuses on the light manufacture and distribution of high volume, small but essential products to a wide range of customers, across diverse geographies within a broad but targeted range of international markets.

PROTECTION & FINISHING PRODUCTS

The Protection & Finishing Products division is a global market leading provider of product protection and finishing solutions, manufacturing and distributing plastic injection moulded, dip moulded, adhesive-coated foam and metal products. Operating units in 14 countries serve a very broad base of customers with a rapid supply of primarily plastic products for protection and finishing applications in industries such as hydraulics, pneumatics, oil and gas, electrical controls, point of sale and tubular metal products.

Half Year ended 30 June	2010	2009	% change
Revenue	£64.6m	£49.1m	31.6%
Adjusted operating profit[1]	£14.4m	£8.3m	73.5%
Adjusted operating margin[1]	22.3%	16.9%	

[1] *Before intangible amortisation (2009: before intangible amortisation and major restructuring costs).*

Protection & Finishing Products experienced a strong and broad-based improvement in market conditions with an increase in first half revenue of 31.6% (also up 31.6% at constant exchange rates). Each of the operating companies within the division delivered significant increases in revenue with the highest proportionate improvement being in the MSI oil country tubular goods thread protector business. As a result of the operational leverage from the revenue growth, and the lower cost base, adjusted operating profit[1] increased by 73.5% to £14.4m and margins improved by 540 basis points from 16.9% to 22.3% despite significant raw material cost increases.

The Company's decision to sustain investment in sales & marketing enabled the division to recover quickly from the recession. Revenue analysis demonstrates that, excluding MSI, a significant proportion of the revenue growth is being generated by new accounts opened in the previous eighteen months. Marketing activity delivered a 6.0% increase in catalogue and sample requests, a 7.9% increase in new accounts opened, and the number of live accounts on a rolling 12 month basis rose by 6.2%.

The MSI business experienced a rapid improvement in trading conditions benefiting from the increase in the North American drilling rig count, the increase in shale gas drilling activity, and the imposition of duties on imported Chinese pipe by both the US and Canadian governments. The Board has approved the construction of a new manufacturing facility on land adjacent to the existing MSI Houston, Texas location. Work on the new site is expected to commence before the end of the year, with the additional capacity becoming operational at the end of 2011.

The division is delivering encouraging growth rates in emerging markets and, as a result, expanded warehousing operations have been established in Brazil, China and Poland during the period.

The division continues to focus on driving competitive advantage through the application of information technology and the Duraco speciality pressure sensitive foam tapes business successfully implemented the division's standard IT platform in June.

POROUS TECHNOLOGIES

The Porous Technologies division is the leading global technology developer and manufacturer of custom bonded fibre and hydrophilic foam components. Its components handle fluid and vapour and deliver high value and precision performance to many of the most well-known healthcare, consumer and industrial brand owners in the world. The components are used in a wide range of product applications including medical diagnostics and wound care, inkjet printer cartridges, writing instruments, and air fresheners.

Half Year ended 30 June	2010	2009	% change
Revenue	£38.9m	£31.2m	24.7%
Adjusted operating profit[1]	£10.1m	£5.8m	74.1%
Adjusted operating margin[1]	26.0%	18.6 %	

[1] *Before intangible amortisation (2009: before intangible amortisation).*

The Porous Technologies division continued the very strong trading performance which characterised the second half of 2009. Revenue increased by 24.7%, up 26.7% at constant exchange rates driven by printer systems, healthcare products and an upturn in the writing instrument reservoir market. The benefit of the significant revenue increase and improved mix led to a substantial adjusted operating profit[1] increase of 74.1% to £10.1m, and a 740 basis point increase in margin to 26.0% from 18.6% in the prior period.

In the inkjet printer cartridge reservoir market segment, revenue was up 83.0% versus the prior period. The division is now a significant supplier to US-based original equipment suppliers and there is scope for further good growth in this product segment on a global basis. Healthcare products have continued on their growth trajectory with a revenue increase of 18.1% versus the prior period, largely resulting from success with new products and an improvement of foam revenue into the woundcare market. Sales of writing instrument reservoirs increased an encouraging 20.8% with a "back to school" season materialising for the first time since 2007. Revenue in household products remains depressed and is up just 0.4% due to the condition of the two principal consumer markets in Spain and the UK.

As a result of continued strong trading, capacity expansion is underway in a number of important bonded fibre and foam process categories, not only to increase output volumes but also to provide customers with supply continuity assurance. This includes a significant development at the Lendell foam operation in Michigan, US, which was acquired in 2008, where revenue continues to grow well.

The new product pipeline remains healthy with numerous development projects underway in both existing and entirely new product categories.

It is anticipated that the division should continue to perform well during the remainder of 2010, however growth rates are likely to moderate in the second half of the year due to the strong comparator in the second half of 2009.

COATED & SECURITY PRODUCTS

The Coated & Security Products division is the global market leading producer of high quality self-adhesive tear tape and a growing supplier of labels, products and technologies for brand protection, document authentication, personal identification and track and trace. Customers in over 100 countries are served from facilities operating in six countries. The division also includes plastic profile extrusion activities in The Netherlands.

Half Year ended 30 June	2010	2009	% change
Revenue	£46.3m	£46.0m	0.7%
Adjusted operating profit[1]	£8.0m	£7.7m	3.9%
Adjusted operating margin[1]	17.3%	16.7%	

[1] *Before intangible amortisation (2009: before intangible amortisation and major restructuring costs).*

The Coated & Security Products division experienced encouraging underlying trading in comparison to the prior period which benefited from the non-recurring FractureCode licence termination fees of £0.7m in the first quarter of 2009. Revenue increased by 0.7%, up 0.9% at constant exchange rates, with growth in tear tape, security products and Enitor, together with the addition of BP Labels, being partially offset by the reduction in FractureCode revenue. Adjusted operating profit[1] grew by 3.9% to £8.0m due primarily to improved mix and the cost reduction actions taken in the prior period. Operating margin improved by 60 basis points to 17.3%.

Tear tape volume increased by 3.7% over the prior period with growth in the tobacco market and in other fast moving consumer goods segments. Revenue from the Payne authentication system grew by 50.3% as business with an important new customer came on-stream smoothly.

The acquisition of BP Labels was announced in March for a consideration of up to a maximum of £4.5m. Based in Cardiff, UK, BP Labels is a manufacturer of high quality, creative and secure self-adhesive labels and is highly complementary to the other activities of the division, sharing a focus on providing consumer products companies with value added packaging and security solutions. The integration of the business is progressing well and early indicators suggest that planned attractive medium term revenue synergies will be achieved.

The Enitor plastic extrusion business in The Netherlands has experienced increased demand during the period and performance has progressively improved as a result.

FILTER PRODUCTS

The Filter Products division is the only global independent cigarette filter supplier. The 12 worldwide locations, including a UK-based research facility and three regional development centres, provide a flexible infrastructure strategically positioned to serve the cigarette industry. The division supplies a wide range of value adding high quality innovative filters from monoacetate to multi-segment speciality filters with sophisticated adsorbent materials.

Half Year ended 30 June	2010	2009	% change
Revenue	£101.5m	£104.6m	(3.0%)
Adjusted operating profit[1]	£12.0m	£12.0m	-
Adjusted operating margin[1]	11.8%	11.5%	

[1] *Before intangible amortisation (2009: before intangible amortisation and major restructuring costs).*

The Filter Products division's performance held up satisfactorily in the period, despite a 5.6% reduction in overall volume. Revenue reduced by 3.0%, (down 6.5% at constant exchange rates). Adjusted operating profit[1] was level with the prior period as a result of the 2009 restructuring and ongoing productivity improvement actions. Operating margin increased by 30 basis points to 11.8%.

As a result of volume reduction and productivity improvement, the divisional headcount continued to fall to 1,383 representing a fall of 13.9% versus the prior period. Revenue per employee increased by 5.5% at constant exchange rates.

The restructuring at the Jarrow facility was completed successfully and on schedule. This facility has now become a leaner, more flexible operation which will be the initial proving ground for new products given the high level of experience and skill within the workforce.

More recently in August, the division announced the closure of its operation in Valencia, Venezuela with the loss of approximately 110 jobs. Operating conditions within Venezuela have been deteriorating consistently and the facility was no longer financially viable. No material financial impact is anticipated as a result of the closure.

The division is continuing with its programme to broaden the range of products and services it offers to customers. In addition to offering new products, such as filters including flavour capsules, the division is achieving success with services such as laboratory testing and the consumer shelf ready packaging of filters for the roll your own market.

STRATEGY AND OUTLOOK

Filtrona remains committed to its strategic goal of shareholder value creation by investing organically in each of its divisions and through acquisitions within its higher margin, higher growth potential businesses.

Looking ahead to the rest of the year, the Company expects to see a normal seasonal weighting in trading. Overall, the Board believes that Filtrona is well positioned to benefit from the current positive trading momentum and, despite uncertainty with regard to general economic conditions, expects that the Company will grow strongly in the second half of the year.

OTHER FINANCIAL MATTERS

Principal exchange rates

Principal exchange rates for Filtrona were:

			Average				**Closing**
	Six months ended 30 Jun 2010	Six months ended 30 Jun 2009	Year ended 31 Dec 2009		**Six months ended 30 Jun 2010**	Six months ended 30 Jun 2009	Year ended 31 Dec 2009
US$:£	**1.52**	1.51	1.57		**1.50**	1.65	1.61
€:£	**1.16**	1.12	1.12		**1.22**	1.17	1.13
IDR:£	**14,000**	16,500	16,200		**13,600**	16,800	15,200

During the period, exchange rate movements benefited revenue and operating profit compared to the prior period, primarily reflecting sterling's weakness against the Indonesian rupiah. Retranslating at 2010 first half average exchange rates increases the prior year revenue and operating profit by £3.9m and £1.0m respectively.

Net finance expense

The total net finance expense increased to £5.4m (2009: £4.3m).

The net interest charge on net debt increased to £4.6m (2009: £3.4m) primarily as a result of the higher bank margins payable on the banking facilities completed in April 2009. Additionally, the amortisation of bank fees increased to £1.4m (2009: £0.4m).

The IAS 19 (Revised) pension finance credit of £0.2m compared to a charge in the prior period of £1.0m, whilst the net finance expense was reduced by £0.4m as a result of the unwinding of the discount on the deferred consideration from the 2007 sale of Globalpack (2009: £0.5m).

Tax

The tax charge of £10.2m (2009: £7.3m) represents an effective tax rate of 30.8% (2009: 39.5%) on the profit before tax. The charge in 2009 equates to a tax rate of 30.9% on profit before tax and major restructuring costs.

Cash flow and Balance sheet

Operating cash flow from the business ("adjusted operating profit before depreciation, share option expense and other non-cash items less working capital movements less net capital expenditure") was £25.1m (2009: £30.7m).

This was impacted by an outflow of working capital of £17.3m (2009: outflow of £5.1m) in line with the increase in Company revenue and demand, and gross capital expenditure of £9.4m (2009: £5.5m), with net capital expenditure at £9.3m (2009: £5.4m).

Net capital expenditure equated to 90% (2009: 51%) of the depreciation charge for the period of £10.3m (2009: £10.5m).

Net debt at 30 June 2010 was £106.0m compared to £118.9m as at 30 June 2009. The ratio of net debt to EBITDA for the 12 months to 30 June 2010 reduced to 1.2 from 1.6 on 30 June 2009. Interest cover for the 12 months to 30 June 2010 was 6.7x compared with 8.2x at 30 June 2009.

Pensions

At 30 June 2010, the Group's IAS 19 (Revised) gross pension liability was £36.7m (2009: £30.5m) with a net liability of £25.5m (2009: £21.5m) after accounting for a deferred tax asset of £11.2m (2009: £9.0m). The deficit has been calculated after updating the asset values and certain assumptions as at 30 June 2010.

Discontinued operations

On 22 June 2010 Filtrona received £8.7m from Saw Mill Capital LLC for the settlement of the earn-out in relation to the disposal of its North American Plastic Profile & Sheet business, which completed in March 2009. The settlement resulted in a profit after tax of £5.0m which has been recognized as profit from discontinued operations in the income statement.

Condensed consolidated income statement

	Note	**Six months ended 30 Jun 2010 £m**	Six months ended 30 Jun 2009 £m	Year ended 31 Dec 2009 £m
Revenue	2	**247.6**	227.7	444.0
Operating profit before intangible amortisation (2009: intangible amortisation, major restructuring costs and exceptional acquisition fees)		**40.0**	29.6	56.2
Intangible amortisation		**(1.5)**	(1.7)	(3.1)
Major restructuring costs		**-**	(5.1)	(8.9)
Exceptional acquisition fees		**-**	-	(1.9)
Operating profit	2	**38.5**	22.8	42.3
Finance income		**6.1**	4.8	9.3
Finance expense		**(11.5)**	(9.1)	(19.3)
Profit before tax		**33.1**	18.5	32.3
Income tax expense		**(10.2)**	(7.3)	(12.1)
Profit from continuing operations		**22.9**	11.2	20.2
Profit/(loss) from discontinued operations	8	**5.0**	(7.6)	(6.7)
Profit for the period		**27.9**	3.6	13.5
Attributable to:				
Equity holders of Filtrona plc		**27.1**	**2.6**	11.8
Non-controlling interests		**0.8**	**1.0**	1.7
Profit for the period		**27.9**	**3.6**	13.5
Earnings per share attributable to equity holders of Filtrona plc:				
Basic	3	**13.2p**	**1.3p**	5.8p
Diluted	3	**13.0p**	**1.3p**	5.7p
Earnings per share from continuing operations attributable to equity holders of Filtrona plc:				
Basic	3	**10.8p**	**5.0p**	9.1p
Diluted	3	**10.6p**	**5.0p**	9.0p

Condensed consolidated statement of comprehensive income

	Six months ended 30 Jun 2010 £m	Six months ended 30 Jun 2009 £m	Year ended 31 Dec 2009 £m
Profit for the period	**27.9**	3.6	13.5
Other comprehensive loss			
Actuarial (losses)/gains on defined benefit pension schemes	**(16.4)**	0.2	6.4
Deferred tax credit/(expense) on actuarial (losses)/gains on defined benefit pension schemes	**5.0**	(0.2)	(2.0)
Effective portion of changes in fair value of cash flow hedges:			
Net change in fair value of cash flow hedges transferred to the income statement	**0.2**	4.5	8.0
Effective portion of changes in fair value of cash flow hedges	**1.3**	2.3	(1.0)
Foreign exchange translation differences:			
Transferred to loss on disposal of discontinued operations	**-**	(1.1)	(1.1)
Attributable to equity holders of Filtrona plc:			
Arising on translation of foreign operations	**0.2**	(24.7)	(16.6)
Arising on effective net investment hedges	**5.1**	5.2	2.2
Income tax (expense)/credit on effective net investment hedges	**(1.0)**	(1.7)	2.2
Attributable to non-controlling interests	**0.7**	(0.7)	(0.5)
	(4.9)	(16.2)	(2.4)
Total comprehensive income/(loss)	**23.0**	(12.6)	11.1
Attributable to:			
Equity holders of Filtrona plc	**21.5**	(12.9)	9.9
Non-controlling interests	**1.5**	0.3	1.2
	23.0	(12.6)	11.1

Condensed consolidated balance sheet

	Note	30 Jun 2010 £m	30 Jun 2009 £m	31 Dec 2009 £m
Assets				
Property, plant and equipment	4	**157.4**	158.5	153.9
Intangible assets		**101.0**	96.7	98.1
Deferred tax assets		**5.8**	0.5	2.2
Other receivables		**2.9**	4.9	5.3
Total non-current assets		**267.1**	260.6	259.5
Inventories		**60.3**	53.8	51.7
Income tax receivable		**3.0**	1.4	2.3
Trade and other receivables		**82.7**	70.8	67.1
Derivative assets		**1.8**	0.4	0.6
Cash and cash equivalents	6	**56.4**	30.1	32.0
Total current assets		**204.2**	156.5	153.7
Total assets		**471.3**	417.1	413.2
Equity				
Issued capital		**54.8**	54.8	54.8
Capital redemption reserve		**0.1**	0.1	0.1
Other reserve		**(132.8)**	(132.8)	(132.8)
Cash flow hedging reserve		**0.5**	(1.2)	(1.0)
Translation reserve		**17.3**	4.0	13.0
Retained earnings		**226.6**	210.2	219.6
Attributable to equity holders of Filtrona plc		**166.5**	135.1	153.7
Non-controlling interests		**8.6**	6.7	7.4
Total equity		**175.1**	141.8	161.1
Liabilities				
Interest bearing loans and borrowings	6	**155.4**	148.5	139.1
Derivative liabilities		**1.7**	0.9	1.8
Retirement benefit obligations	5	**36.7**	30.5	22.6
Income tax payable		**4.4**	0.6	4.7
Provisions		**1.6**	5.5	1.5
Deferred tax liabilities		**7.5**	7.6	8.6
Total non-current liabilities		**207.3**	193.6	178.3
Bank overdrafts	6	**0.1**	-	-
Interest bearing loans and borrowings	6	**6.9**	0.5	-
Derivative liabilities		**0.7**	2.2	1.3
Income tax payable		**14.1**	15.5	12.3
Trade and other payables		**63.9**	58.4	55.3
Provisions		**3.2**	5.1	4.9
Total current liabilities		**88.9**	81.7	73.8
Total liabilities		**296.2**	275.3	252.1
Total equity and liabilities		**471.3**	417.1	413.2

Condensed consolidated statement of changes in equity

	Issued capital £m	Capital redemption reserve £m	Other reserve £m	Cash flow hedging reserve £m	Translation reserve £m	Retained earnings £m	Non-controlling interests £m	Total equity £m
							Six months ended 30 June 2010	
At 1 January 2010	**54.8**	**0.1**	**(132.8)**	**(1.0)**	**13.0**	**219.6**	**7.4**	**161.1**
Profit for the period						27.1	0.8	**27.9**
Other comprehensive income/(loss) for the period				1.5	4.3	(11.4)	0.7	**(4.9)**
Shares options exercised						0.1	-	**0.1**
Share option expense						1.6	-	**1.6**
Dividends paid						(10.4)	(0.3)	**(10.7)**
At 30 June 2010	**54.8**	**0.1**	**(132.8)**	**0.5**	**17.3**	**226.6**	**8.6**	**175.1**

	Issued capital £m	Capital redemption reserve £m	Other reserve £m	Cash flow hedging reserve £m	Translation reserve £m	Retained earnings £m	Non-controlling interests £m	Total equity £m
							Six months ended 30 June 2009	
At 1 January 2009	54.8	0.1	(132.8)	(8.0)	26.3	219.7	7.0	167.1
Profit for the period						2.6	1.0	3.6
Other comprehensive income/(loss) for the period				6.8	(22.3)	-	(0.7)	(16.2)
Acquisition of non-controlling interests						(2.9)	-	(2.9)
Share option expense						1.2	-	1.2
Dividends paid						(10.4)	(0.6)	(11.0)
At 30 June 2009	54.8	0.1	(132.8)	(1.2)	4.0	210.2	6.7	141.8

	Issued capital £m	Capital redemption reserve £m	Other reserve £m	Cash flow hedging reserve £m	Translation reserve £m	Retained earnings £m	Non-controlling interests £m	Total equity £m
							Year ended 31 December 2009	
At 1 January 2009	54.8	0.1	(132.8)	(8.0)	26.3	219.7	7.0	167.1
Profit for the year						11.8	1.7	13.5
Other comprehensive income/(loss) for the year				7.0	(13.3)	4.4	(0.5)	(2.4)
Acquisition of non-controlling interests						(2.9)	-	(2.9)
Share option expense						2.5	-	2.5
Dividends paid						(15.9)	(0.8)	(16.7)
At 31 December 2009	54.8	0.1	(132.8)	(1.0)	13.0	219.6	7.4	161.1

Condensed consolidated statement of cash flows

	Note	Six months ended 30 Jun 2010 £m	Six months ended 30 Jun 2009 £m	Year ended 31 Dec 2009 £m
Operating activities				
Profit/(loss) for the period:				
Continuing operations		**22.9**	11.2	20.2
Discontinued operations		**5.0**	(7.6)	(6.7)
Adjustments for:				
(Profit)/loss on disposal of discontinued operations		**(5.0)**	7.9	7.0
Discontinued operations profit on ordinary activities		**-**	(0.3)	(0.3)
Income tax expense		**10.2**	7.3	12.1
Net finance expense		**5.4**	4.3	10.0
Major restructuring costs		**-**	5.1	8.9
Exceptional acquisition fees		**-**	-	1.9
Intangible amortisation		**1.5**	1.7	3.1
Depreciation		**10.3**	10.5	20.7
Share option expense		**1.6**	1.1	2.4
Impairments to plant and equipment		**-**	-	1.0
Other items		**(0.2)**	-	0.8
(Increase)/decrease in inventories		**(7.1)**	7.4	11.3
(Increase)/decrease in trade and other receivables		**(16.5)**	(0.6)	5.1
Increase/(decrease) in trade and other payables		**6.3**	(11.9)	(14.2)
Major restructuring costs paid		**(1.3)**	(1.1)	(3.7)
Exceptional acquisition fees paid		**-**	-	(1.9)
Additional pension contributions		**(3.0)**	(3.8)	(7.1)
Cash inflow from operating activities of continuing operations		**30.1**	31.2	70.6
Income tax paid in respect of continuing operations		**(11.5)**	(5.6)	(12.1)
Net cash inflow from operating activities of continuing operations		**18.6**	25.6	58.5
Net cash outflow from operating activities of discontinued operations		**-**	(3.0)	(3.0)
Net cash inflow from operating activities		**18.6**	22.6	55.5
Investing activities				
Interest received		**0.1**	0.2	0.1
Acquisition of property, plant and equipment		**(9.4)**	(5.5)	(11.0)
Proceeds from sale of property, plant and equipment		**0.1**	0.1	0.2
Acquisition of businesses net of cash acquired	7	**(3.9)**	(2.9)	(2.9)
Proceeds from sale of businesses	8	**11.4**	56.5	56.6
Income tax paid on sale of businesses		**(1.3)**	(1.1)	(3.5)
Net cash (outflow)/inflow from investing activities of continuing operations		**(3.0)**	47.3	39.5
Net cash outflow from investing activities of discontinued operations		**-**	(0.2)	(0.2)
Net cash (outflow)/inflow from investing activities		**(3.0)**	47.1	39.3
Financing activities				
Interest paid		**(3.7)**	(2.8)	(6.9)
Dividends paid to equity holders		**(10.4)**	(10.4)	(15.9)
Dividends paid to minority shareholders		**(0.3)**	(0.6)	(0.8)
Realised losses on hedges of net investments		**-**	(2.0)	(2.0)
Proceeds from/(repayments of) short-term loans		**0.2**	(4.8)	(5.3)
Repayment of long-term loans		**(86.7)**	(199.6)	(214.1)
Proceeds from long-term loans		**104.8**	161.8	161.8
Proceeds from sale of employee trust shares		**0.1**	-	-
Net cash inflow/(outflow) from financing activities of continuing operations		**4.0**	(58.4)	(83.2)
Net cash outflow from financing activities of discontinued operations		**-**	-	-
Net cash inflow/(outflow) from financing activities		**4.0**	(58.4)	(83.2)
Net increase in cash and cash equivalents		**19.6**	11.3	11.6
Net cash and cash equivalents at the beginning of the period		**32.0**	21.3	21.3
Net increase in cash and cash equivalents		**19.6**	11.3	11.6
Net effect of currency translation on cash and cash equivalents		**4.7**	(2.5)	(0.9)
Net cash and cash equivalents at the end of the period	6	**56.3**	30.1	32.0

Notes

1. Basis of preparation

The condensed set of financial statements has been prepared in accordance with the accounting policies set out in the 2009 Annual Report (except as stated below) which comply with International Financial Reporting Standards as adopted by the EU and also in accordance with IAS 34: *Interim Financial Reporting* as adopted by the EU and the Disclosure and Transparency Rules ('DTR') of the Financial Services Authority. The preparation of the condensed set of financial statements requires management to make estimates and assumptions that affect the reporting amounts of revenues, expenses, assets and liabilities at 30 June 2010. If in future such estimates and assumptions, which are based on management's best judgement at the date of the condensed set of financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

The Directors continue to believe that the Group has adequate resources to continue its activities for the foreseeable future and, therefore that it is appropriate to continue to adopt the going concern basis in the preparation of the condensed set of financial statements.

The comparative figures for the financial year ended 31 December 2009 are not the Company's statutory accounts for that financial year. Those accounts have been reported on by the Company's Auditor and delivered to the Registrar of Companies. The report of the Auditor was (i) unqualified, (ii) did not include a reference to any matters to which the Auditor drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under Section 498(2) or (3) of the Companies Act 2006.

During the period the Company has adopted the amendments in IFRS 3 (Revised): *Business combinations* ('IFRS 3'). The principal changes of the revised standard were to the treatment of contingent consideration and transaction costs. The impact on the Group is shown in Note 7. Other changes to accounting standards during the period have had an insignificant impact on the Group.

For the purpose of the condensed set of financial statements 'Filtrona' or 'the Group' means Filtrona plc ('the Company') and its subsidiaries.

The Company operates in industries where there are no significant seasonal or cyclical variations in revenue.

Income tax expense is recognised based upon the best estimate of the weighted average income tax rate on profit before tax (2009: profit before tax, major restructuring costs and exceptional acquisition fees) expected for the full financial year of 31.0% (2009: 31.0%).

2. Segment analysis

In accordance with IFRS 8, Filtrona has determined its operating segments based upon the information reported to the Group Operating Committee. These segments are as follows:

Protection & Finishing Products provides product protection and finishing solutions, manufacturing and supplying plastic injection moulded, dip moulded vinyl and adhesive-coated foam products.

Porous Technologies manufactures custom bonded fibre and hydrophilic foam fluid and vapour handling components used in a wide range of product applications including medical diagnostic and wound care, inkjet printer cartridges, writing instruments and air fresheners.

Coated & Security Products is a producer of high quality self-adhesive tear tape, a supplier of labels, products and technologies for brand protection, document authentication, personal identification and track and trace and a manufacturer of proprietary and customised thermoplastic profiles.

Filter Products is an independent cigarette filter manufacturer supplying a wide range of value adding high quality innovative filters from monoacetate to multi-segment speciality filters.

	Revenue			Operating profit		
	Six months ended 30 Jun 2010 £m	Six months ended 30 Jun 2009 £m	Year ended 31 Dec 2009 £m	**Six months ended 30 Jun 2010 £m**	Six months ended 30 Jun 2009 £m	Year ended 31 Dec 2009 £m
Protection & Finishing Products	**64.6**	49.1	95.3	**14.4**	8.3	15.9
Porous Technologies	**38.9**	31.2	66.0	**10.1**	5.8	14.5
Coated & Security Products	**46.3**	46.0	87.3	**8.0**	7.7	12.2
Filter Products	**101.5**	104.6	202.9	**12.0**	12.0	22.1
Central Services[†]	**-**	-	-	**(4.5)**	(4.2)	(8.5)
Elimination of intersegment[Δ]	**(3.7)**	(3.2)	(7.5)			
	247.6	227.7	444.0	**40.0**	29.6	56.2
Intangible amortisation				**(1.5)**	(1.7)	(3.1)
Major restructuring costs[#]				**-**	(5.1)	(8.9)
Exceptional acquisition fees				**-**	-	(1.9)
Total continuing operations	**247.6**	227.7	**444.0**	**38.5**	22.8	**42.3**
Discontinued operations	**-**	22.8	22.8	**-**	0.9	0.9
Discontinued eliminations	**-**	(0.1)	(0.1)			
Total	**247.6**	250.4	466.7	**38.5**	23.7	43.2
Adjusted operating margin*				**16.2%**	13.0%	12.7%

[†] Central Services includes group finance, tax, treasury, legal, internal audit, human resources, information technology, corporate development and other services provided centrally to support the operating segments

[Δ] Continuing operations intersegment revenue is all attributable to Porous Technologies

[#] Major restructuring costs in the six months ended 30 June 2009 comprised Protection & Finishing Products (£1.2m), Coated & Security Products (£0.4m) and Filter Products (£3.5m) and in the year ended 31 December 2009 comprised Protection & Finishing Products (£1.3m), Coated & Security Products (£0.8m) and Filter Products (£6.8m)

* Adjusted operating margin is defined as operating profit from continuing operations before intangible amortisation (2009: intangible amortisation, major restructuring costs and exceptional acquisition fees) divided by revenue from continuing operations

3. Earnings per share

	Six months ended 30 Jun 2010 £m	Six months ended 30 Jun 2009 £m	Year ended 31 Dec 2009 £m
Continuing operations			
Earnings attributable to equity holders of Filtrona plc	**22.1**	10.2	18.5
Adjustments			
Intangible amortisation	**1.5**	1.7	3.1
Major restructuring costs	**-**	5.1	8.9
Exceptional acquisition fees	**-**	-	1.9
	1.5	6.8	13.9
Tax relief on adjustments	**(0.5)**	(0.5)	(2.2)
Adjusted earnings	**23.1**	16.5	30.2
Discontinued operations			
Earnings/(loss) attributable to equity holders of Filtrona plc	**5.0**	(7.6)	(6.7)
Basic weighted average ordinary shares in issue (million)	**204.8**	204.2	204.2
Dilutive effect of employee share option plans (million)	**3.6**	1.8	2.5
Diluted weighted average ordinary shares (million)	**208.4**	206.0	206.7
Continuing operations			
Basic earnings per share	**10.8p**	5.0p	9.1p
Adjustment	**0.5p**	3.1p	5.7p
Adjusted earnings per share	**11.3p**	8.1p	14.8p
Diluted basic earnings per share	**10.6p**	5.0p	9.0p
Diluted adjusted earnings per share	**11.1p**	8.1p	14.6p

Discontinued operations			
Basic earnings/(loss) per share	**2.4p**	(3.7)p	(3.3)p
Diluted basic earnings/(loss) per share	**2.4p**	(3.7)p	(3.3)p

Adjusted earnings per share is provided to reflect the underlying earnings performance of Filtrona.

4. Property, plant and equipment

During the period Filtrona's continuing operations spent £9.4m (six months ended 30 Jun 2009: £5.5m; year ended 31 Dec 2009: £11.0m) on land and buildings, plant and machinery and fixtures, fittings and equipment.

Land and buildings, plant and machinery and fixtures, fittings and equipment with a net book value of £0.1m (six months ended 30 Jun 2009: £0.1m; year ended 31 Dec 2009: £0.5m) were disposed of for proceeds of £0.1m (six months ended 30 Jun 2009: £0.1m; year ended 31 Dec 2009: £0.2m).

5. Retirement benefit obligations

Movement in fair value of net liabilities during the period

	30 Jun 2010 £m	30 Jun 2009 £m	31 Dec 2009 £m
Movements			
Beginning of period	**(22.6)**	(37.4)	(37.4)
Service cost	**(1.0)**	(1.4)	(2.2)
Employer contributions	**4.0**	5.2	9.3
Actual return less expected return on scheme assets	**(7.8)**	0.2	18.9
Impact of changes in assumptions relating to the present value of scheme liabilities	**(8.6)**	-	(12.5)
Net finance income/(expense)	**0.2**	(1.0)	(1.9)
Curtailment	**-**	1.8	2.0
Reclassification from other payables	**-**	-	(0.6)
Currency translation	**(0.9)**	2.1	1.8
End of period	**(36.7)**	(30.5)	(22.6)

The principal defined benefit schemes were reviewed by independent qualified actuaries as at 30 June 2010. The assets of the schemes have been updated to the balance sheet date to take account of the investment returns achieved by the schemes and the level of contributions. The liabilities of the schemes at the balance sheet date have been updated to reflect latest discount rates and other assumptions as well as the level of contributions. The principal assumptions used by the independent qualified actuaries were:

Europe

	30 Jun 2010 £m	30 Jun 2009 £m	31 Dec 2009 £m
Rate of increase in salaries	**3.90%**	3.30%	4.10%
Rate of increase in salaries post 2010 service	**3.00%**	n/a[1]	n/a[1]
Rate of increase in pensions	**3.30%**	2.80%	3.50%
Discount rate	**5.40%**	6.00%	5.70%
Inflation rate	**3.30%**	2.80%	3.50%
Expected return on scheme assets	**6.60%**	5.70%	6.60%

US

	30 Jun 2010 £m	30 Jun 2009 £m	31 Dec 2009 £m
Rate of increase in salaries	**3.50%**	4.00%	3.50%
Rate of increase in pensions	**n/a[1]**	n/a[1]	n/a[1]

Discount rate	**5.19%**	6.27%	5.75%
Inflation rate	**n/a**[1]	n/a[1]	n/a[1]
Expected return on scheme assets	**7.80%**	8.20%	7.80%

[1] Not applicable

6. Analysis of net debt

	30 Jun 2010 £m	30 Jun 2009 £m	31 Dec 2009 £m
Cash at bank and in hand	**29.9**	29.6	23.7
Short-term deposits repayable on demand	**26.5**	0.5	8.3
Cash and cash equivalents	**56.4**	30.1	32.0
Overdrafts	**(0.1)**	-	-
Cash and cash equivalents in the statement of cash flows	**56.3**	30.1	32.0
Debt due within one year	**(6.9)**	(0.5)	-
Debt due after one year	**(155.4)**	(148.5)	(139.1)
Net debt	**(106.0)**	(118.9)	(107.1)

On 29 April 2010, Filtrona completed the issue of US$160m US Private Placement Loan Notes. The two series of Notes of US$80m each have maturities of seven and ten years and pay interest at 5.37% and 5.91% per annum respectively. Part of the proceeds were used to pay off the US$35.9m term loan, €14.7m of the €84.7m term loan and the Group's drawings on its US$ revolving credit facility. At 30 June 2010 the Group's facilities in addition to the Notes comprised a €70.0m term loan and US$143.7m revolving credit facility.

7. Acquisitions

On 26 February 2010, Filtrona acquired the entire issued share capital of both Summercombe 110 Ltd and BP Secure Solutions Limited, which together carry on the business of BP Labels. BP Labels, based in Cardiff, UK, is a manufacturer of high quality, creative and secure self adhesive labels and is highly complementary with Filtrona's Coated & Security Products division.

On acquisition the assets and liabilities of the business acquired were adjusted to reflect their fair values to Filtrona. Due to the timing of the transaction the fair value adjustments are provisional and subject to finalisation for up to one year from the date of acquisition.

BP Labels contributed £1.1m to revenue and £nil to operating profit before intangible amortisation in the period to 30 June 2010 after deducting acquisition expenses in accordance with IFRS 3 (Revised). It is estimated that if the acquisition of BP Labels has been completed on the first day of the period Group revenue would have been £248.2m and Group operating profit before intangible amortisation would have been £40.1m.

A summary of the acquisition of BP Labels is detailed below:

	Book value at acquisition £m	Reclassification £m	Revaluation £m	Fair value of assets acquired £m
Property, plant and equipment	1.0	(0.1)	-	0.9
Inventories	0.3	-	-	0.3
Receivables	0.6	(0.1)	-	0.5
Cash and cash equivalents	0.3	-	-	0.3
Deferred tax	(0.1)	-	(0.6)	(0.7)
Payables	(0.6)	0.2	-	(0.4)
Finance leases	(0.4)	-	-	(0.4)
	1.1	-	(0.6)	0.5
Customer relationships				1.9
Goodwill				1.8
Consideration				4.2
Satisfied by:				
Initial cash consideration				4.2
Adjustment to initial consideration				(0.3)
Deferred contingent consideration				0.3
Cash consideration				4.2
Cash and cash equivalents acquired				(0.3)

Net cash outflow in respect of the acquisition of BP Labels	**3.9**

The adjustment to property, plant and equipment, receivables and payables reflects the impact of reclassifying a government grant used to purchase machinery and a receivable balance due from a Filtrona group company.

The adjustment to deferred tax is the tax affect of recognising customer relationships.

Included in the £1.8m of goodwill recognised above is the value of the unique revenue synergy opportunities available to Filtrona through the integration of the business.

The deferred contingent consideration becomes payable 12 months after completion subject to the achievement of certain performance conditions.

8. Discontinued operations

On 27 March 2009, Filtrona completed the disposal of its North American Plastic Profile and Sheet business ('Filtrona Extrusion') to Saw Mill Capital Partners, L.P. for a total gross consideration of £59.2m. The disposal resulted in a loss before tax which was recognised as discontinued operations in the income statement.

On 22 June 2010, Filtrona received further consideration of £8.7m from Saw Mill Capital LLC for the settlement of an earn-out in relation to the disposal. The settlement resulted in a profit after tax of £5.0m which has been recognised as discontinued operations in the income statement.

The results for Filtrona Extrusion are presented below:

	Six months ended 30 Jun 2010 £m	Six months ended 30 Jun 2009 £m	Year ended 31 Dec 2009 £m
Revenue	-	22.8	22.8
Operating profit	-	0.9	0.9
Finance income	-	-	-
Finance expense	-	-	-
Profit before tax from discontinued operations	-	0.9	0.9
Profit/(loss) on disposal of discontinued operations	**8.3**	(9.5)	(8.6)
Income tax (expense)/credit	**(3.3)**	1.0	1.0
Profit/(loss) for the period attributable to equity holders of Filtrona plc	**5.0**	(7.6)	(6.7)
Earnings/(loss) per share attributable to equity holders of Filtrona plc:			
Basic	**2.4p**	(3.7)p	(3.3)p
Diluted	**2.4p**	(3.7)p	(3.3)p

Income tax expense/(credit) is analysed as follows:

	Six months ended 30 Jun 2010 £m	Six months ended 30 Jun 2009 £m	Year ended 31 Dec 2009 £m
On profit on ordinary activities	-	0.6	0.6
On the profit/(loss) on disposal	**3.3**	(1.6)	(1.6)
	3.3	(1.0)	(1.0)

The major classes of assets and liabilities sold are analysed as follows:

	£m
Assets and liabilities disposed of other than cash	
Property, plant and equipment	31.6
Intangible assets	20.9
Inventories	11.8
Trade and other receivables	11.2

Income tax payable	(0.2)
Trade and other payables	(10.6)
Net assets disposed of other than cash and cash equivalents	64.7

	Six months ended 30 Jun 2010 £m	Six months ended 30 Jun 2009 £m	Year ended 31 Dec 2009 £m
Profit/(loss) on disposal of discontinued operations			
Initial cash consideration	-	54.2	54.2
Loan note and other consideration settled in the period	8.7	4.5	5.0
Disposal expenses settled in cash during the period	-	(4.5)	(4.9)
Cash and short-term deposits in Filtrona Extrusion on disposal	-	(0.3)	(0.3)
Net cash inflow in respect of disposal of Filtrona Extrusion	8.7	53.9	54.0
Deferred consideration	-	0.5	-
Net assets disposed	-	(64.7)	(64.7)
Cumulative exchange gains deferred in equity	-	1.1	1.1
Accrued disposal expenses	(0.4)	(1.0)	(0.3)
Warranty provisions	-	(1.1)	(0.5)
Pension curtailment	-	1.8	1.8
Profit/(loss) on disposal of discontinued operations	8.3	(9.5)	(8.6)

In June 2010, Filtrona received £2.7m from the Itavema Group which represented the third instalment due in relation to the deferred consideration for the disposal on 29 June 2007 of Globalpack, its Brazilian consumer packaging business.

9. Dividends

			Per share			Total
	Six months ended 30 Jun 2010 p	Six months ended 30 Jun 2009 p	Year ended 31 Dec 2009 p	**Six months ended 30 Jun 2010 £m**	Six months ended 30 Jun 2009 £m	Year ended 31 Dec 2009 £m
2009 interim:						
paid 30 October 2009		2.70	2.70		5.5	5.5
2009 final:						
paid 30 April 2010			5.08			10.4
Proposed 2010 interim:						
payable 29 October 2010	**3.00**			**6.1**		
	3.00	2.70	7.78	**6.1**	5.5	15.9

The proposed interim dividend for 2010 of 3.00p per 25p ordinary share will be paid on 29 October 2010 to equity holders on the share register on 1 October 2010.

10. Related party transactions

There were no significant related party transactions during the period and there have been no changes to the nature of related parties since the last Annual Report.

11. Exchange rates

The principal exchange rates for Filtrona were:

			Average			Closing
	Six months ended 30 Jun 2010	Six months ended 30 Jun 2009	Year ended 31 Dec 2009	**Six months ended 30 Jun 2010**	Six months ended 30 Jun 2009	Year ended 31 Dec 2009
US$:£	**1.52**	1.51	1.57	**1.50**	1.65	1.61
€:£	**1.16**	1.12	1.12	**1.22**	1.17	1.13
IDR:£	**14,000**	16,500	16,200	**13,600**	16,800	15,200

Responsibility statement

We confirm that to the best of our knowledge:

(a) the condensed set of financial statements has been prepared in accordance with IAS 34 *Interim Financial Reporting* as adopted by the EU;

(b) the half year financial report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

(c) the half year financial report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board,

Mark Harper
Chief Executive

Steve Crummett
Group Finance Director

26 August 2010

Independent review report to Filtrona plc

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the half year financial report for the six months ended 30 June 2010 which comprises the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated balance sheet, condensed consolidated statement of changes in equity, condensed consolidated statement of cash flows and the related explanatory notes. We have read the other information contained in the half year financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Disclosure and Transparency Rules ("the DTR") of the UK's Financial Services Authority ("the UK FSA"). Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The half year financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half year financial report in accordance with the DTR of the UK FSA. As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the EU. The condensed set of financial statements included in this half year financial report has been prepared in accordance with IAS 34: *Interim Financial Reporting* as adopted by the EU.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half year financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 *Review of Interim Financial Information Performed by the Independent Auditor of the Entity* issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half year financial report for the six months ended 30 June 2010 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FSA.

Mike Barradell
for and on behalf of KPMG Audit Plc
Chartered Accountants
26 August 2010

8 Salisbury Square
London EC4Y 8BB


FSA

File No: 82-34882

RECEIVED
2010 SEP -8 P 1:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Financial Services Authority

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Filtrona plc
2. Reason for notification (yes/~~no~~)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	BT Pension Scheme Trustees Limited as trustee of the BT Pension Scheme. See section 9 for further information
4. Full name of shareholder(s) (if different from 3.):	Hermes UK Specialist Focus Fund
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	26 August 2010
6. Date on which issuer notified:	27 August 2010
7. Threshold(s) that is/are crossed or reached:	3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
B074435 (GB00B0744359)	7,440,675	7,440,675			7,516,925		3.655%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	Percentage of voting rights

Total (A+B)

Number of voting rights	% of voting rights
7,516,925	3.655%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:	
BT Pension Scheme Trustees Limited, as trustee of the BT Pension Scheme ("BTPS") is the parent undertaking of Britel Fund Nominees Limited and Britel Fund Trustees Limited, which is the parent undertaking of Hermes Fund Managers Limited ("HFML"). HFML is the parent undertaking of: 1. Hermes Equity Ownership Services Limited ("HEOS") (voting rights 0.465%)* 2. Hermes Focus Asset Management Limited ("HFAM")** as General Partner of the following limited partnerships a. Hermes UK Specialist Focus Fund ("HUKSFF") (voting rights: 3.19%)*** *This notification is also being made in respect of HEOS, which is an indirect holder of shares for the purpose of DTR 5.2.1(h). The voting rights include the following: (i) all of the voting rights of the underlying clients of HEOS for whom it provides voting services; (ii) all of the voting rights attaching to the direct shareholding of BTPS; (iii) all of the voting rights attaching to shares managed by HIML; and (iv) the voting rights attaching to the direct shareholding of BTPS that are managed by HSL. **This notification is also being made in respect of HFAM which is an indirect holder of shares for the purpose of DTR 5.21 (h) and has an individual notification obligation under DTR 5.1.5 *****This notification is also being made in respect of HUKSFF, which has an individual notification obligation under DTR 5.1.** Please see Section 13 for further information	
Proxy Voting:	
10. Name of the proxy holder:	See comment in Section 13
11. Number of voting rights proxy holder will cease to hold:	See comment in Section 13
12. Date on which proxy holder will cease to hold voting rights:	See comment in Section 13

13. Additional information:	HEOS hold the voting rights under a standard proxy contained in agreements for the provision of voting services to various underlying clients for the purposes of DTR 5.2.1(h), which includes all of the shares owned directly by BTPS, all of the voting rights attaching to shares managed by HIML and the voting rights attaching to the direct shareholding of BTPS that are managed by HSL. HFAM hold the voting rights as General Partner under a standing proxy contained in limited partnership agreements with various limited partnerships for the purposes of DTR 5.2.1(h). All voting rights held on behalf of the above entities are aggregated for the purposes of DTR 5.2.1(e) This disclosure is made by BT Pension Scheme Trustees Limited as trustee of the BT Pension Scheme, which is the ultimate parent undertaking for the purposes of DTR 5.2.1(e).
14. Contact name:	Patricia Kendall, Filtrona plc
15. Contact telephone number:	01908 359100

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), and in accordance with Section 329 of the Companies Act 1985, the Company was advised on 31 August 2010 of the following directors who have acquired an interest in the ordinary share capital of Filtrona plc (the 'Company):

1. Name of company

   Filtrona plc

2. Name of directors

   Mark Harper
   Steve Crummett

3. Nature of transaction

   Performance Share award under the Filtrona plc Long Term Incentive Plan ('LTIP') Part B

4. Date of grant

   31 August 2010

5. Period during which or date on which exercisable

   Between 31 August 2013 and 30 August 2016, subject to the satisfaction of specified performance conditions

6. Total amount paid (if any) for grant of the option
   n/a

7. Description of shares or debentures involved: class, number

Executive Director	Number of 25p ordinary shares
Mark Harper	108,716
Steve Crummett	59,202

8. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

   NIL

9. Total number of shares or debentures over which options held following this notification

Executive Director	Details	Number
Mark Harper	LTIP Part B	1,344,562
	Unapproved Options LTIP Part A	483,883
	Approved Options LTIP Part A	11,776
	DASB award	27,005
	TOTAL	**1,867,226**
Steve Crummett	LTIP Part B	725,925
	Unapproved Options LTIP Part A	60,669
	Approved Options LTIP Part A	12,552
	DASB award	14,705
	TOTAL	**813,851**

10. Any additional information

N/A

11. Name of contact and telephone number for queries

Patricia Kendall 01908 359100

12. Name and signature of authorised company official responsible for making this notification

Jon Green, Company Secretary & General Counsel

Date of Notification
31 August 2010

File No: 82-34882

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), and in accordance with Section 329 of the Companies Act 1985, the Company was advised on 31 August 2010 of the following directors/persons discharging managerial responsibility ('PDMR') who have acquired an interest in the ordinary share capital of Filtrona plc (the 'Company):

1. Name of company

   Filtrona plc

2. Name of directors/PDMR

   Antony Edwards
   Jon Green
   Robert Purcell
   Sreekumar Puthen Thermedam
   Russell Rogers
   Alan Tidy

3. Nature of transaction

   Performance Share award under the Filtrona plc Long Term Incentive Plan ('LTIP') Part B

4. Date of grant
   31 August 2010

5. Period during which or date on which exercisable

   LTIP - between 31 August 2013 and 30 August 2016, subject to the satisfaction of specified performance conditions

6. Total amount paid (if any) for grant of the option

   n/a

7. Description of shares or debentures involved: class, number

PDMR	Number of 25p ordinary shares
Antony Edwards	20,261
Jon Green	21,287
Robert Purcell	35,880
Sreekumar Puthen Thermedam	30,701
Russell Rogers	35,880
Alan Tidy	19,691

8. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

nil

9. Total number of shares or debentures over which options held following this notification

PDMR	Details	Number
Antony Edwards	LTIP Part B	297,026
	Approved Options LTIP Part A	11,776
	Unapproved Options LTIP Part A	142,752
	DASB	13,897
	TOTAL	**542,301**
Jon Green	LTIP Part B	319,501
	Approved Options LTIP Part A	11,776
	Unapproved Options LTIP Part A	131,036
	DASB	7,050
	TOTAL	**543,122**
Robert Purcell	LTIP Part B	470,708
	Approved Options LTIP Part A	11,776
	Unapproved Options LTIP Part A	188,582
	DASB	88,764
	TOTAL	**759,830**
Sreekumar Puthen Thermedam	LTIP Part B	425,151
	Approved Options LTIP Part A	11,776
	Unapproved Options LTIP Part A	179,161
	DASB	22,582
	TOTAL	**638,670**
Russell Rogers	LTIP Part B	413,577
	Unapproved Options LTIP Part A	143,416
	DASB	60,190
	TOTAL	**617,183**
Alan Tidy	LTIP Part B	286,014
	Approved Options LTIP Part A	11,776
	Unapproved Options LTIP Part A	132,186
	DASB	6,521
	TOTAL	**436,497**

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Patricia Kendall 01908 359 100

25. Name and signature of authorised company official responsible for making this notification

Jon Green, Company Secretary & General Counsel

Date of Notification

31 August 2010